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DataMirror Partners with GBKIT, Expanding Reach into Japanese Market

DataMirror’s Software, Support, and Services Localized to Meet Unique Market Requirements

MARKHAM, CANADA – (September 14, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced that it has partnered with Tokyo-based General Business Kitakanto Solution Co. (GBKIT), an enterprise solutions provider and a division of Solpac Co. DataMirror and GBKIT will collaboratively market and sell localized DataMirror software solutions that meet the specialized needs of the Japanese market.

“This partnership allows us to expand the reach of our data integration, protection, and auditing solutions into Japan—a market that is gaining tremendous momentum in the IT space,” says Rean Pretorius, Senior Vice President, Global Channel and Alliances, DataMirror. “Backed by GBKIT’s reputation as a top-tier solutions provider, we will bring DataMirror software to Japanese enterprises that are looking to create a secure, real-time, end-to-end integration infrastructure.”

Working with DataMirror, GBKIT will promote DataMirror’s data integration, protection, and auditing software solutions to the Japanese market and will also provide customers with front-line maintenance and support. As a first step, DataMirror Transformation Server®, LiveAudit®, and iCluster® have been localized to support the double-byte character set used in the Japanese language, allowing customers to integrate, replicate, and audit original, Japanese-formatted data and applications.

“The localization of DataMirror’s robust software will create substantial demand for their solutions within the Japanese market,” says Hiroshi Watanabe, Director and Division Manager, Solpac Co. “DataMirror sets the standard for real-time data integration, protection, and auditing across all IBM server lines. We are pleased to be affiliated with a company that has a strong reputation for quality products and solid expertise in the data management space, and we look forward to helping DataMirror accelerate its presence in Japan.”

About General Business Kitakanto Solution Co (GBKIT)

GBKIT was founded as an associated company of IBM Japan Corp. in 1992. Since then, GBKIT has improved the system configurations of leading companies in Japan’s metropolitan area and in the North Kanto area. GBKIT puts a great deal of effort into ERP and e-Business solution packages and is committed to providing customers with high quality, value-added services. GBKIT is involved in all aspects of a customer’s systems configuration—from helping customers plan their information strategy to putting in place a systems configuration plan that allows practical use. For more information, visit http://www.gbkit.co.jp.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned ar trademarks of their respective companies.